Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Record Fourth Quarter and Full Year 2019 Results

Revenues in 2019 reach $44.3 million, up 58% year-over-year; strong continued
revenue growth expected in 2020 to over $65 million;

Netanya, Israel, March 10, 2020 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the year and quarter, ended December 31, 2019.

Highlights of 2019

•	Record revenues of $44.3 million up 58% year-over-year;
•	Full year gross margin of 36%;
•	Net loss of $2.0 million and positive EBITDA of $0.4 million;
•	Year-end net cash position of $13.8 million; secondary offering in January 2020 adds an additional $23.5 million to the cash position.

Management Comment

Dov Sella, RADA's Chief Executive Officer commented, “We are exceptionally pleased with our performance in 2019, growing our top line by 58% to an all-time record of $44.3 million. Furthermore, even while making the significant investments in our infrastructure and in establishing a new production line and a presence in the United States, our EBITDA was positive in the second half of the year.”

Continued Mr. Sella, “Our strong order momentum since mid-2019, which continued into this year, has increased our confidence that we will exceed revenues of $65 million in 2020. We expect that throughout 2020, we will grow our top line sequentially each quarter and reach profitability during the year. Our growth will be driven primarily by the growth in sales of tactical radars, with strong contribution from both the US and global markets. Furthermore, as the current programs to which we are supplying our radars mature, we expect the growth trend of our revenues to continue into 2021.”

2019 Fourth Quarter Summary

Revenues totaled $14.4 million in the fourth quarter of 2019, an increase of 71% compared with revenues of $8.4 million in the fourth quarter of 2018.

Gross profit totaled $5.1 million in the fourth quarter of 2019 (or 36% of revenues) compared to gross profit of $3.0 million in the fourth quarter of 2018 (or 36% of revenues).

Operating Loss was $209,000 in the fourth quarter of 2019 compared to an operating loss of $102,000 in the fourth quarter of 2018.

Net loss attributable to RADA’s shareholders in the fourth quarter of 2019, was $295,000, or $0.01 per share, compared to a net loss of $86,000, or $0.00 per share, in the fourth quarter of 2018.

The loss in the fourth quarter was impacted in part by loss of $115,000 recorded in 2019 with respect to the sale of the Company’s Chinese subsidiary (a discontinued operation) in December 2018.

The Company’s EBITDA was $587,000 in the fourth quarter of 2019, compared to EBITDA of $401,000 in the fourth quarter of 2018.

Full Year 2019 Results Summary

Revenues totaled $44.3 million, an increase of 58% compared to revenues of $28.0 million in 2018.

Gross profit totaled $15.9 million (or 36% of revenues) compared to gross profit of $10.2 million (or 36% of revenues) in 2018.

Operating loss totaled $2.1 million compared to operating income of $0.1 million in 2018.

Net loss attributable to RADA’s shareholders was $2.0 million, or $0.05 per share for the year ended December 31, 2019, compared to net income of $163,000, or $0.00 per share, for the year ended December 31, 2018.

The Company’s EBITDA was $407,000 in 2019 compared to EBITDA of $1.8 million in 2018.

As of December 31, 2019, RADA had net cash and cash equivalents of $13.8 million, compared to $20.8 million as of year-end 2018. Following the balance sheet date on January 10, 2020, the Company raised approximately $23.5 million from investors, after expenses, in a secondary offering in the United States.

Investor Conference Call

The Company will host a conference call later today, March 10, 2020, starting at 10:00 am ET. Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-668-9141	at 10:00 am Eastern Time
UK:	0-800-917-5108	at 2:00 pm UK Time
Israel:	03-918-0609	at 4:00 pm Israel Time
International:	+972-3-918-0609

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and ESOP expenses. EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018

Operating Income (loss)	$(2,103)	$62	$(209)	$(102)
Depreciation	1,301	799	454	250
Employees Option Compensation	1,150	898	313	253
Other non-cash amortization	59	33	29	-

EBITDA	$407	$1,792	$587	$401

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,754	$20,814
Restricted deposits	380	422
Trade receivables (net of allowance for doubtful accounts of 2 at December 31, 2019 2 at December 31, 2018)	13,765	13,382
Contract Asset	1,269	899
Other accounts receivable and prepaid expenses	1,673	506
Inventories, net	17,196	11,244
Current assets related to discontinued operations	-	1,524

Total current assets	48,037	48,791

LONG-TERM ASSETS:

Long-term receivables and other deposits	97	79
Property, plant and equipment, net	9,127	4,632
Operating lease right-of-use asset	7,654	-
Total LONG-TERM ASSETS	16,878	4,711

Total assets	$64,915	$53,502

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$7,661	$5,650
Other accounts payable and accrued expenses	5,572	3,842
Advances from customers	1,563	727
Contract Liabilities	196	366
Operating lease short term liabilities	1,240
Current liabilities related to discontinued operations	-	366

Total current liabilities	16,232	10,951

LONG-TERM LIABILITIES:

Operating lease long term liabilities	6,499	-
Accrued severance pay and other long term liability	764	690

Total long-term liabilities	7,263	690

EQUITY:
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares and 100,000,000 shares at December 31, 2019 and December 31, 2018 respectively; Issued and outstanding: 38,456,693 and 37,516,891 at December 31, 2019 and at December 31, 2018 respectively.	394	386
Additional paid-in capital	120,017	118,568
Accumulated other comprehensive income	-	220
Accumulated deficit	(78,991)	(76,961)

Total RADA Electronic Industries shareholders' equity	41,420	42,213
Non-controlling interest	-	(352)

Total equity	41,420	41,861

Total liabilities and equity	$64,915	$53,502

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,			Three months ended December 31,
	2019		2018	2019		2018
Revenues:
Products		$43,597	$26,909		$14,230		$8,141
Services		734	1,123		126		250

		44,331	28,032		14,356		8,391
Cost of revenues:
Products		28,272	17,674		9,244		5,297
Services		122	143		6		36

		28,394	17,817		9,250		5,333

Gross profit		15,937	10,215		5,106		3,058
Operating expenses:
Research and development, net		6,912	3,189		1,987		1,025
Marketing and selling		4,044	2,860		1,253		847
General and administrative		7,084	4,001		2,075		1,185
Net Loss from sale of fixed asset		-	103		-		103
Total operating expenses:		18,040	10,153		5,315		3,160
Operating Income (Loss)		(2,103)	62		(209)		(102)
financial expenses (income), net		121	(119)		(29)		(72)

Net income (loss) from continuing operations		(2,224)	181		(180)		(30)

Net Income (loss) from discontinued operations		(115)	(404)		(115)		(233)

Net income (loss)		(2,339)	(223)		(295)		(263)

Net income (loss) attributable to non-controlling interest		(309)	(386)		-		(177)
Net income (loss) attributable to RADA Electronic Industries' shareholders		$(2,030)	$163		$(295)		$(86)

Basic net income (Loss) from continuing operations per Ordinary share		$(0.05)	$0.02	$	(0.01)	$	(0.00)
Diluted net income (Loss) from continuing operations per Ordinary share	$	(0.05)	$0.02		$(0.01)		$(0.00)
Basic and diluted net income (loss) from discontinued operations per Ordinary share		$(0.00)	$(0.01)		$(0.00)		$(0.01)
Basic net income (Loss) per Ordinary share		$(0.05)	$0.00		$(0.01)		$(0.00)
Diluted net income (Loss) per Ordinary share		$(0.05)	$0.00		$(0.01)		$(0.00)

Weighted average number of Ordinary shares used for computing basic net income (loss) per share		38,148,756	33,184,570		38,439,848		34,324,897

Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	38,841,266	33,716,931	39,491,610	34,823,139